SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. Tony Moore

Anson Funds

155 University Avenue, Suite 207

Toronto, ON MSH 387

(416) 572-1766

With a copy to:

David E. Danovitch, Esq.

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 Third Avenue, 9th Floor

New York, New York 10022

(212)-603-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 640,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 640,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 640,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(2)
12	TYPE OF REPORTING PERSON IA, PN

(1)	640,000 shares of issuer’s common stock that may be acquired by the reporting person upon exercise of certain warrants within 90 days of the date of this Statement on Schedule 13G/A.

(2)	The percentage set forth in row (11) is based on 28,293,902 outstanding shares of the Issuer’s common stock as of November 9, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 13, 2018.

CUSIP No. 88338K103	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 640,000(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 640,000(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 640,000(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(4)
12	TYPE OF REPORTING PERSON HC, OO

(3)	640,000 shares of issuer’s common stock that may be acquired by the reporting person upon exercise of certain warrants within 90 days of the date of this Statement on Schedule 13G/A.
(4)	The percentage set forth in row (11) is based on 28,293,902 outstanding shares of the Issuer’s common stock as of November 9, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 13, 2018.

CUSIP No. 88338K103	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 640,000(5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 640,000(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 640,000(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(6)
12	TYPE OF REPORTING PERSON HC, IN

(5)	640,000 shares of issuer’s common stock that may be acquired by the reporting person upon exercise of certain warrants within 90 days of the date of this Statement on Schedule 13G/A.
(6)	The percentage set forth in row (11) is based on 28,293,902 outstanding shares of the Issuer’s common stock as of November 9, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 13, 2018.

CUSIP No. 88338K103	13G/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 640,000(7)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 640,000(7)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 640,000(7)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(8)
12	TYPE OF REPORTING PERSON CO

(7)	640,000 shares of issuer’s common stock that may be acquired by the reporting person upon exercise of certain warrants within 90 days of the date of this Statement on Schedule 13G/A.
(8)	The percentage set forth in row (11) is based on 28,293,902 outstanding shares of the Issuer’s common stock as of November 9, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 13, 2018.

CUSIP No. 88338K103	13G/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 640,000(9)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 640,000(9)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 640,000(9)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(10)
12	TYPE OF REPORTING PERSON IN

(9)	640,000 shares of issuer’s common stock that may be acquired by the reporting person upon exercise of certain warrants within 90 days of the date of this Statement on Schedule 13G/A.
(10)	The percentage set forth in row (11) is based on 28,293,902 outstanding shares of the Issuer’s common stock as of November 9, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 13, 2018.

CUSIP No. 88338K103	13G/A	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 640,000(11)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 640,000(11)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 640,000(11)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(12)
12	TYPE OF REPORTING PERSON IN

(11)	640,000 shares of issuer’s common stock that may be acquired by the reporting person upon exercise of certain warrants within 90 days of the date of this Statement on Schedule 13G/A.
(12)	The percentage set forth in row (11) is based on 28,293,902 outstanding shares of the Issuer’s common stock as of November 9, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 13, 2018.

CUSIP No. 88338K103	13G/A	Page 8 of 9 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13G (“Schedule 13G”) is being filed on behalf of Anson Funds Management LP (d/b/a Anson Group), a Texas limited partnership, Anson Management GP LLC, a Texas limited liability company, Mr. Bruce R. Winson, the principal of Anson Funds Management LP and Anson Anson Management GP LLC, Anson Advisors Inc. (d/b/a Anson Funds), an Ontario, Canada corporation, Mr. Amin Nathoo, a director of Anson Advisors Inc., and Mr. Moez Kassam, a director of Anson Advisors Inc. (such persons and entities, the “Reporting Persons”), relating to the common stock, $0.0001 par value (the “Common Stock”), of The ONE Group Hospitality, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by a private fund to which Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors (the “Fund”). Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Fund and may direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of warrants to purchase such number of shares of Common Stock (the “Warrants”) held by the Fund. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of the Warrants held by the Fund. As the principal of Anson Fund Management LP and Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of the Warrants held by the Fund. As directors of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of the Warrants held by the Fund.

Item 1(a)	Name of Issuer.

The ONE Group Hospitality, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

411 W. 14th Street, 2nd Floor

New York, NY 10014

Item 2(a)	Name of Person Filing.

Anson Funds Management LP, Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For Anson Funds Management LP, Anson Management GP LLC and Mr. Winson:

5950 Berkshire Lane, Suite 210

Dallas, Texas 75225

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

155 University Ave, Suite 207

Toronto, ON M5H 3B7

Item 2(c)	Citizenship or Place of Organization.

Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Winson is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

Item 2(d)	Title of Class of Securities.

Common stock, $0.0001 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

88338K103

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 640,000 shares of Common Stock upon exercise of Warrants held by the Fund.

(b)	Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 2.2% of the outstanding shares of Common Stock of the Issuer. This percentage is determined by dividing 640,000 by 28,933,902 outstanding shares of Common Stock of the Issuer, which comprises 640,000 shares of such Common Stock underlying the warrants to purchase such Common Stock, plus 28,293,902, the number of shares of Common Stock issued and outstanding as of November 9, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 13, 2018..

(c)	Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to the Fund, may direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of the Warrants held by the Fund. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of the Warrants held by the Fund. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Winson may direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of the Warrants held by the Fund. Mr. Nathoo and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition of the 640,000 shares of Common Stock upon exercise of the Warrants held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For Anson Funds Management LP, Anson Management GP LLC and Mr. Winson:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88338K103	13G/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the shares of Common Stock of the Issuer.

Dated: February 14, 2019

ANSON FUNDS MANAGEMENT LP

By: Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam